UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Semler Scientific, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

81684M104

(CUSIP Number)

ERIC SEMLER

c/o TCS CAPITAL MANAGEMENT, LLC

142 West 57th Street, 11th Floor

New York, New York 10019

ANDREW M. FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 11, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81684M104

1	NAME OF REPORTING PERSON

Eric Semler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		568,221
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		77,771
PERSON WITH	9	SOLE DISPOSITIVE POWER

568,221
	10	SHARED DISPOSITIVE POWER

77,771
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

645,992
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%*
14	TYPE OF REPORTING PERSON

IN

* Based upon an aggregate of 6,873,196 shares of the Issuer’s common stock outstanding as of September 1, 2023, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on September 8, 2023.

2

CUSIP No. 81684M104

1	NAME OF REPORTING PERSON

TCS Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		77,771
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

77,771
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

77,771
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%*
14	TYPE OF REPORTING PERSON

OO

* Based upon an aggregate of 6,873,196 shares of the Issuer’s common stock outstanding as of September 1, 2023, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on September 8, 2023.

3

CUSIP No. 81684M104

1	NAME OF REPORTING PERSON

TCS Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		77,771
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

77,771
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

77,771
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%*
14	TYPE OF REPORTING PERSON

OO

* Based upon an aggregate of 6,873,196 shares of the Issuer’s common stock outstanding as of September 1, 2023, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on September 8, 2023.

4

CUSIP No. 81684M104

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	TCS Capital Advisors, LLC, a New York limited liability company (“TCS Advisors”);
(ii)	TCS Capital Management, LLC, a Delaware limited liability company (“TCS Management”); and
(iii)	Eric Semler.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of TCS Advisors, TCS Management and Mr. Semler is 142 West 57th Street, 11th Floor, New York, NY 10019.

(c)       The principal business of TCS Advisors is investing in securities. The principal business of TCS Management is serving as the investment manager of TCS Advisors. Mr. Semler serves as the managing member of TCS Management.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       TCS Advisors is organized under the laws of the State of New York. TCS Management is organized under the laws of the State of Delaware. Mr. Semler is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

The shares of Common Stock purchased by TCS Advisors were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 77,771 shares directly beneficially owned by TCS Advisors is approximately $2,147,273, excluding brokerage commissions.

5

CUSIP No. 81684M104

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 6,873,196 shares of Common Stock outstanding as of September 1, 2023, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on September 8, 2023.

A.	TCS Advisors
(a)	As of the close of business on September 14, 2023, TCS Advisors directly owned 77,771 shares of Common Stock.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 77,771
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 77,771
(c)	The transactions in the shares of Common Stock by TCS Advisors during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
B.	TCS Management
(a)	TCS Management, as the investment manager of TCS Advisors, may be deemed the beneficial owner of the 77,771 shares of Common Stock owned by TCS Advisors.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 77,771
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 77,771
(c)	TCS Management has not entered into any transactions in the shares of Common Stock during the past 60 days. The transactions in the shares of Common Stock on behalf of TCS Advisors during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
C.	Mr. Semler
(a)	As of the close of business on September 14, 2023, Mr. Semler directly owned 568,221 shares of Common Stock. As the managing member of TCS Management, Mr. Semler may be deemed the beneficial owner of the 77,771 shares of Common Stock owned by TCS Advisors.

Percentage: Approximately 9.4%

6

CUSIP No. 81684M104

(b)	1. Sole power to vote or direct vote: 568,221
2. Shared power to vote or direct vote: 77,771
3. Sole power to dispose or direct the disposition: 568,221
4. Shared power to dispose or direct the disposition: 77,771
(c)	Mr. Semler has not entered into any transactions in the shares of Common Stock during the past 60 days. The transactions in the shares of Common Stock on behalf of TCS Advisors during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any shares of Common Stock he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the shares of Common Stock reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s Common Stock.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On September 14, 2023, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

99.1	Joint Filing Agreement by and among TCS Capital Advisors, LLC, TCS Capital Management, LLC and Eric Semler, dated September 14, 2023.

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CUSIP No. 81684M104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2023

TCS CAPITAL ADVISORS, LLC

By:	TCS CAPITAL MANAGEMENT, LLC its investment manager

By:	/s/ Eric Semler
	Name:	Eric Semler
	Title:	Managing Member

TCS CAPITAL MANAGEMENT, LLC

By:	/s/ Eric Semler
	Name:	Eric Semler
	Title:	Managing Member

/s/ Eric Semler
ERIC SEMLER

8

CUSIP No. 81684M104

SCHEDULE A

Transactions in Securities of the Issuer During the Past 60 Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Security($)	Date of Purchase/Sale

TCS CAPITAL ADVISORS, LLC

Purchase of Common Stock	25,000	26.98	09/11/2023
Purchase of Common Stock	25,903	27.70	09/12/2023
Purchase of Common Stock	26,868	28.11	09/13/2023